Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

April 19, 2012

EMLB

iPath® Long Enhanced MSCI Emerging Markets Index ETN

Note Description

The iPath® Long Enhanced MSCI Emerging Markets Index ETN is designed to provide investors with leveraged return on the performance of the MSCI Emerging Markets Net Total Return Index.

Index Description

The MSCI Emerging Markets Net Total Return Index is a free float-adjusted market capitalization Index that is designed to offer a representation of equity market performance of emerging markets.

Note Details

Ticker	EMLB
Intraday Indicative Value Ticker	EMLB.IV
CUSIP	06740P874
ISIN	US06740P8749
Primary exchange	NYSE Arca
Yearly fee[1]	0.80%
Financing Rate[2]	3M LIBOR + 0.60%
Inception date	11/29/2010
Maturity date	11/30/2020
Issuer	Barclays Bank PLC
Automatic termination level	25
Callable ETN	No
Participation ticker*	EMLB.PTNV

* The "participation" is intended to approximate the ratio of the value of the notional exposure per ETN to the performance of the underlying Index relative to the value of each ETN, as is described in detail in the relevant prospectus.

Index Details

Index name	MSCI Emerging Markets Net TR Index
Composition	Equities of global emerging markets
Number of components	820
Bloomberg Index ticker	NDUEEGF
Inception date	12/29/2000
Base value and date	100 as of 12/31/1987
Index sponsor	MSCI

Index Composition



FINANCIALS 23.80%
ENERGY 14.01%
MATERIALS 13.25%
INFORMATION TECHNOLOGY 13.10%
TELECOMMUNICATION SERVICES 8.50%
CONSUMER STAPLES 8.10%
CONSUMER DISCRETIONARY 8.09%
INDUSTRIALS 6.42%
UTILITIES 3.71%
HEALTH CARE 1.02%

Source: MSCI, as of 12/31/2011. Index composition is subject to change.

[1] The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the closing value of the index on the inception date of the securities.

[2] The daily financing charge is calculated on a daily basis in the following manner: On the initial valuation date, the daily financing charge for the ETNs will equal $0. On any subsequent calendar day until maturity or redemption of the ETNs, the daily financing charge per ETN for the ETNs will equal the product of (a) the financing level on the immediately preceding calendar day times (b) the financing rate divided by (c) 360. Because the daily investor fee accrues as part of the financing level and the daily financing charge is calculated on the basis of the financing level, a portion of the daily financing charge will reflect the incremental increase of the financing level attributable to the accrued daily investor fee.

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BARCLAYS

EMLB

Cumulative Index Return†


20%
10%
0%
-10%
-20%
-30%
Nov 10
Feb 11
May 11
Aug 11
Nov 11
MSCI Emerging Markets Net TR Index

Source: MSCI (based on daily returns 11/10-12/11 since Note inception date).

Annualized Performance, Standard Deviation And Correlation History†

	6-month Return %	1-Year Return % Annualized	3-Year Return % Annualized	5-Year Return % Annualized	10-Year Return % Annualized	Standard Deviation % Annualized[3]	Index Correlations[4]
MSCI Emerging Markets Net TR Index	-19.13	-18.42	20.07	2.40	13.86	29.09	1.00
S&P 500 Index	-3.69	2.11	14.11	-0.25	2.92	18.88	0.84
MSCI EAFE Index	-16.31	-12.14	7.65	-4.72	4.67	22.64	0.92
Barclays Capital U.S. Aggregate Bond Index	4.98	7.84	6.77	6.50	5.78	3.60	0.16
Dow Jones-UBS Commodity Index Total Return℠	-11.03	-13.32	6.39	-2.07	6.63	21.62	0.71

Source: BlackRock, MSCI, S&P, Barclays Capital and Dow Jones-UBS, as of 12/31/2011.

† *Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.*

[3] Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 12/06 – 12/11, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays Capital

[4] Correlations based on monthly returns for 12/06 – 12/11. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays Capital

Selected Risk Considerations

An investment in the iPath ETNs described herein (the "ETNs") involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.**

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Automatic Redemption: If specified in the applicable prospectus, Barclays Bank PLC will automatically redeem a series of ETNs (in whole only, but not in part) at the specified automatic redemption value if, on any valuation date prior to or on the final valuation date, the intraday indicative note value of the ETNs becomes less than or equal to the applicable level specified in the prospectus.

iP-EMLB-I1211

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EMLB

Top Index Holdings

Component	Ticker	Weight %	Sector
SAMSUNG ELECTRONICS CO LTD	5930	3.13	INFORMATION TECHNOLOGY
TAIWAN SEMICONDUCTOR MANUFAC	2330	1.90	INFORMATION TECHNOLOGY
CHINA MOBILE LTD	941	1.82	TELECOMMUNICATION SERVICES
GAZPROM OAO	GAZP	1.75	ENERGY
PETROBRAS - PETROLEO BRAS-PR	PETR4	1.49	ENERGY
AMERICA MOVIL SAB DE C-SER L	AMXL	1.40	TELECOMMUNICATION SERVICES
CHINA CONSTRUCTION BANK-H	939	1.29	FINANCIALS
ITAU UNIBANCO HOLDING SA	ITUB4	1.28	FINANCIALS
VALE SA-PREF A	VALE5	1.25	MATERIALS
PETROBRAS - PETROLEO BRAS	PETR3	1.13	ENERGY

Source: MSCI, as of 12/31/2011. Index composition is subject to change.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

Your Return May Be Affected By Factors Affecting International Security Markets: The international equities underlying certain indices sponsored by MSCI, Inc. may have less liquidity and could be more volatile than the securities traded in the U.S. or other longer-established securities markets. Additional special risks associated with international securities may include less rigorous regulation of securities markets, different accounting and disclosure standards, government interference, higher inflation, and social, economic, and political uncertainties.

Leverage Risk: Because an investment in the ETNs is leveraged, changes in the level of the underlying index will have a greater impact on the payout on the ETNs than on a payout on securities that are not so leveraged. In particular, any decrease in the level of the underlying index will result in a significantly greater decrease in the payment at maturity or upon redemption, and an investor will suffer losses on an investment in the ETNs substantially greater than an investor would if the ETNs did not contain a leverage component.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

The MSCI indexes are the exclusive property of MSCI, Inc. ("MSCI"). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The relevant pricing supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

© 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0529-0212

iP-EMLB-I1211

Not FDIC Insured - No Bank Guarantee - May Lose Value

1-877-764-7284 www.ipathetn.com

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